

Mail Stop 3561

November 26, 2007

Mr. Andrew D. Demott, Jr.
Senior Vice President, Chief Financial Officer and Treasurer
Superior Uniform Group, Inc.
10055 Seminole Blvd.
Seminole, Florida 33772

> RE: **Superior Uniform Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 13, 2007**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2007**
> **Filed October 25, 2007**
> **File No. 1-5869**

Dear Mr. Demott:

We have reviewed your response dated November 9, 2007 to our comment letter dated November 1, 2007 and have the following additional comments. We think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data, page 18

Consolidated Statements of Earnings, page 18

1. We reviewed your response to comment six from our comment letter dated November 1, 2007 and continue to believe you should revise your future filings to show a separate line item for material gains on sale of property, plant and equipment. We also continue to believe you should disclose the facts and circumstances leading to the significant gain on sale of property, plant and equipment recorded during fiscal year 2005. Refer to paragraph 47 of SFAS 144 and Rule 5-03(6) of Regulation S-X. Additionally, as previously indicated, we

believe you should revise Management's Discussion & Analysis ("MD&A") to discuss in a reasonable amount of detail and with an appropriate level of prominence the significant fiscal year 2005 gain and the related impact on your reported results of operations. The offsetting impact of the related relocation of the operations of the disposed distribution facility that you discuss in your response letter should likewise be discussed in MD&A.

Notes to Consolidated Financial Statements, page 22

Note 1. Summary of Significant Accounting Policies, page 22

d) Revenue Recognition and Allowance for Doubtful Accounts, page 22

2.   We reviewed your response to comment nine from our comment letter dated November 1, 2007. For each period presented, please demonstrate for us that the activity in your allowance for sales returns is immaterial for disclosure. In this regard, for each period presented, please tell us the balance at the beginning of the period, the amount charged to expense during the period, deductions from the allowance during the period, and the balance at the end of the period. Otherwise, as previously requested, please revise to disclose information related to your provision for sales returns either in Schedule II – Valuation and Qualifying Accounts or in your audited footnotes. See Rules 5-04 and 12-09 of Regulation S-X.

Note 12. Stock Options, page 33

3.   We reviewed your response to comment 11 from our comment letter dated November 1, 2007 and continue to believe you should revise your disclosure to disaggregate stock options from stock appreciation rights (SARs) in the tables since certain information with respect to exercise prices, such as weighted average exercise price and range of exercise prices, would not appear to be applicable to SARs. If you believe we are misunderstanding the nature and terms of your SARs, please advise. In the separate disclosures with respect to your SARs, please disclose the number and weighted-average grant date fair value for SARs outstanding at the beginning of the year, those outstanding at the end of the year, and those granted, vested, or forfeited during the year. Refer to paragraph A240.b.(2) of SFAS 123(R). Also, please further clarify what the "total" column represents in the table on page 33, or otherwise remove this information from your future filings. Lastly, as previously requested, please tell us what the "related party options" and "other options" columns represent in the table on page 34.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823. Any other questions may be directed to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief